EXHIBIT 6
                                                                  ---------


                                                          December 20, 2004

Steven G. Felsher
c/o Grey Global Group Inc.
777 Third Avenue
New York, N.Y. 10017


Grey Global Group Inc.
777 Third Avenue
New York, N.Y. 10017
    Attn: Edward H. Meyer



Dear Steve,

We understand that you anticipate exercising Grey Global Group Inc. ("Grey") stock options that you currently own. We also understand that you intend to use a portion of your existing Grey shares to pay the exercise price and to satisfy your tax withholding obligations in connection with the exercise of your Grey options.

In that connection, you agree that, you will exercise, prior to the end of 2004, all of your 2,500 stock options that expire on January 5, 2005. In that connection, you and Grey agree to treat as compensation income to you in 2004 an amount equal to the market value of 2,500 shares of Common Stock, par value $.01 per share, of Grey (the "Common Stock") as of the date of exercise less the aggregate exercise price of the 2,500 options ($371,250). WPP Group plc ("WPP") agrees that you may pay the aggregate exercise price of the 2,500 options and the tax withholding obligations associated with that option exercise by delivering shares of Common Stock you hold with a market value as of the date of exercise equal to the aggregate exercise price plus the total amount of your tax withholding obligations arising in connection with the option exercise. For purposes of the foregoing, the market value of each share of Common Stock will be determined as set forth in your option agreement with respect to payment of the aggregate exercise price, or applicable provisions of the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder with respect to payment of the total amount of tax withholding obligations.

WPP hereby consents to Grey's acquisition from you of shares of Common Stock as payment of the aggregate exercise price of those 2,500 options and the tax withholding obligations associated with the exercise of those options for purposes of Section 5.1(d) of the merger agreement, dated as of September 11, 2004, as amended, between, WPP, Abbey Merger Corporation and Grey (the "Merger Agreement"). Except as expressly set forth above, the Merger Agreement remains in full force and effect.

Please contact me once the exercise of your stock options as described above has occurred and provide me with a copy of the notice provided to Grey to exercise your stock options, the number of shares of Common Stock used to pay the exercise price and your tax withholding obligations in connection with the option exercise and the amount of compensation income to you generated in 2004 as a result of the option exercise. My contact numbers are [intentionally omitted].

If the foregoing reflects our agreement, please countersign this letter and arrange for this letter to be countersigned on behalf of Grey in the spaces indicated below.


        Sincerely,

        WPP GROUP PLC

        /s/ Paul Richardson

        Paul Richardson
        Group Finance Director

Agreed and acknowledged as of the date referenced above

By:  /s/ Steven  G. Felsher
   ------------------------------
      Mr. Steven G. Felsher


GREY GLOBAL GROUP INC.

By:  /s/ John Grudzina
   ------------------------------
Name:  John Grudzina
Title: Senior Vice President and General Counsel



cc:  Sir Martin Sorrell
     John Finley
     Kenneth Edgar
     Arthur Fleischer, Jr.
     Laraine Rothenberg
     Phil Richter